Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2015
(millions of dollars)
Earnings, as defined:
Net income	$794
Income taxes	454
Fixed charges, as below	241
Total earnings, as defined	$1,489

Fixed charges, as defined:
Interest expense	$227
Rental interest factor	6
Allowance for borrowed funds used during construction	8
Total fixed charges, as defined	$241

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.18
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.